Exhibit 99.2

Tuya to Report Fourth Quarter 2024 Financial Results on February 26, 2025 Eastern Time

SANTA CLARA, Calif., February 14, 2024 /PRNewswire/ -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced that it will report its fourth quarter 2024 unaudited financial results before the market opens on Wednesday, February 26, 2025.

Tuya’s management will hold a conference call at 08:00 A.M. Eastern Time on Wednesday, February 26, 2025 (09:00 P.M. Hong Kong Time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration: https://edge.media-server.com/mmc/p/ftbbqvsj

Participants Call Registration: https://register.vevent.com/register/BI7d279945a4c846f48483fdfc0e47a728

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com/.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com